SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                No   ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of the summary of the payment notice related to the Company’s Series 2 Fixed Rate Notes in a principal amount of Ps. 154,020,000, (Peso-Linked) due 2012, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA) Fixed Rate Series II Notes in a principal amount of Ps. 154,020,000, (Peso-Linked) due 2012.

Alto Palermo S.A. (APSA) informs that on December 12, 2011, will start the payment of the sixth installment of principal and the ninth installment of interests related to the Notes issued on May 11, 2007.

Payment Agent:	The Bank of New York

Date of effective payment:	December 12, 2011

Payment Hours:	From 9:00 am to 6:00 pm. (Buenos Aires time)

Number of service to be paid:	Sixth installment of capital and ninth installment of interests

Period comprised by the payment:	June 11, 2011/December 11, 2011

Concept of payment:	Principal and Interests (100%)

Payment Currency:	The payment will be made in U.S dollars

Principal Outstanding:	Ps. 44,005,714.28

Annual Nominal Interest:	11.00%

Interest being paid:	Ps. 2,420,314.29

Principal being paid:	Ps. 22,002,857.14.

Applicable Exchange Rate:	To be determined as established in the Pricing Supplement.

Payment Agent in Argentina:	Banco Santander Río S.A.

Payment Domicile:	Bartolomé Mitre 480, 11 Floor, Buenos Aires, Argentina.

The interests and principal will be paid to the noteholders registered on November 26, 2011 in the registry held by the Register Agent.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name: Saúl Zang
Title: Responsible of Relationships with the markets

Dated: December 13, 2011